Exhibit 99.1

Cango Inc. Reports Second Quarter 2026 Unaudited Financial Results

Dallas, Texas, August 31, 2026 - Cango Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading Bitcoin miner leveraging its global operations to develop an integrated energy and AI compute platform, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter of 2026 Financial and Operational Highlights

●	Financial Performance: Even as the broader mining industry weighed on revenue, the Company continued to advance its diversification strategy through EcoHash’s commercial progress and disciplined cost management. In the second quarter of 2026, the Company generated total revenue of US$50.8 million, primarily driven by US$47.4 million from its Bitcoin mining business. The Company reported a net loss of US$81.6 million, primarily driven by non-cash impairment and disposal losses on the mining machines. As of the end of the period, the Company held 1,056 Bitcoins as digital asset reserves, with long-term debt of US$31.2 million, reflecting an improved balance sheet structure.

●	Mining Operations and Costs: To reinforce its disciplined cost management, the Company continued to actively right-size its mining operations, disposing of machines with lower marginal efficiency and partially executing a leasing model. Total operating hashrate reached 27.58 EH/s, comprising 19.84 EH/s of self-mining capacity and 7.74 EH/s of leased hashrate capacity as of June 30, 2026. During the quarter, the Company mined 656 Bitcoins. The improved fleet mix and disciplined execution drove an approximately 5% sequential reduction in average cash cost per Bitcoin, which declined to US$73,313. The Company also started to selectively execute a hedging strategy to mitigate the impact of price volatility on operations.

Mr. Paul Yu, Chief Executive Officer of Cango, said, “In our Bitcoin mining business, we continue to focus on unit economics rather than scale. At the same time, we continued to deliver on our AI modular build at our LN mining site. The Georgia site completed conversion in early July and the infrastructure is now capable of supporting up to 3 megawatts, with scope for future expansion. Container units have been delivered and installed on site, and GPU hardware has been procured and is arriving in staged batches to support a phased ramp-up. In the future, we intend to pursue two business models. The first is bare-metal GPU hosting, using our infrastructure to offer a standardized deployment environment. The second is colocation, intended to enhance overall infrastructure utilization. Our Georgia site is in the process of onboarding customers, with revenue expected to be recognized in the third quarter. To support customers who require proximity-based deployment, we have begun to operate test nodes in Texas and on the West Coast as part of our phased ramp-up. Looking ahead, we continue to evaluate potential new sites and the possibility of self-build facilities.”

Mr. Simon Tang, Chief Financial Officer of Cango, stated, “During the quarter, we recorded a net loss of US$81.6 million, mainly driven by non-cash impairment and disposal losses on our mining machines. During the quarter, we also launched a Bitcoin hedging program designed to manage our exposure to Bitcoin price volatility and enhance the predictability of operating cash flows. We intend to use hedging strictly as a risk management tool, not for speculative purposes. Related short-term positions are reflected on our balance sheet and will be adjusted as we continue to execute this program in a disciplined manner.”

Second Quarter 2026 Financial Results from Continuing Operations

REVENUES

During the quarter, total revenues were US$50.8 million, including US$47.4 million from Bitcoin mining and US$3.4 million from other revenues. Compared with the first quarter of 2026, total revenue decreased approximately 50%, primarily reflecting the Company’s proactive reduction of operating hashrate as it phased out older, less efficient S19 series mining machines and transitioned some capacity to a hosted leasing model. While this strategic adjustment temporarily impacted top-line revenue, it resulted in lower operating costs and an improved overall cash flow profile.

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OPERATING COSTS AND EXPENSES

During the quarter, total operating costs and expenses were US$131.4 million. These costs were primarily associated with the Company’s Bitcoin mining business and the recognition of impairment loss on mining machines, and included the loss from changes in fair value of crypto assets.

●	Cost of revenue (exclusive of depreciation shown below) was US$50.7 million, down from US$99.6 million in the first quarter of 2026. This was driven by lower electricity and hosting expenses following the hashrate reduction.
●	Depreciation was US$16.9 million, down from US$29.4 million in the first quarter of 2026.
●	General and administrative expenses, including related-party fees, totaled US$8.4 million.
●	Impairment loss from mining machines was US$42.9 million.
●	Loss on disposal of mining machines was US$8.5 million.
●	Loss from changes in fair value of crypto assets was US$4.1 million, compared to a US$151.8 million loss from changes in fair value of crypto assets in the first quarter of 2026. This change is primarily driven by the stabilization and modest recovery in Bitcoin market prices during the quarter and the initial impact of our newly launched Bitcoin hedging program.

LOSS FROM OPERATIONS

Loss from operations in the second quarter of 2026 was US$80.6 million, compared with an operating loss of US$254.4 million in the first quarter of 2026.

NET LOSS FROM CONTINUING OPERATIONS

Net loss from continuing operations in the second quarter of 2026 was US$81.6 million, compared with a net loss of US$261.1 million in the first quarter of 2026. The net loss was mainly driven by non-cash impairment and disposal losses.

ADJUSTED EBITDA

Adjusted EBITDA in the second quarter of 2026 was a loss of US$10.7 million, which included a US$4.1 million loss from changes in fair value of crypto assets, compared with a loss of US$154.1 million in the first quarter of 2026.

BALANCE SHEET

As of June 30, 2026, the Company held:

●	Cash and cash equivalents of US$10.1 million, compared with US$7.2 million as of March 31, 2026.
●	1,056 BTC in treasury holdings.
●	Mining machines with a net value of US$58.7 million.
●	Long-term debts (related party) of US$31.2 million, compared with US$30.6 million as of March 31, 2026.

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Conference Call Information

The Company’s management will hold a conference call on Monday, August 31, 2026, at 9:00 P.M. Eastern Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through September 6, 2026, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-855-669-9658
Access Code:	8654407

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cangoonline.com.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a Bitcoin mining company with a vision to establish an integrated, global infrastructure platform capable of powering the future digital economy. The Company’s mining operations span across North America, the Middle East, South America, and East Africa.

Since entering the digital asset space in November 2024, Cango has activated pilot projects in both integrated energy solutions and distributed AI computing. In parallel, Cango continues to operate an online international used car export business through AutoCango.com.

For more information, please visit: www.cangoonline.com and follow us on: X and LinkedIn.

Use of Non-GAAP Financial Measure

As part of our review of business performance, we present adjusted EBITDA as non-GAAP financial measure to help assess our core operating results. Adjusted EBITDA is defined as net income or loss before interest, taxes, depreciation, and amortization, impairment, results from discontinued operations and further excludes share-based compensation expenses and other non-operating income and expenses. We believe adjusted EBITDA can be an important financial measure because it allows management, investors, and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiency from period-to-period by making such adjustments.

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While adjusted EBITDA is not a measure defined under U.S. GAAP, management uses it to evaluate performance, make strategic decisions, and set operating plans. Management believes it also helps investors gain a clearer understanding of our underlying performance by excluding certain costs and expenses that management believes are not indicative of our core operating results. The presentation of these non-GAAP financial measures is not meant to be considered in isolation or as a substitute for results or guidance prepared and presented in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; the development and commercialization of its AI infrastructure business; the performance and economics of its Bitcoin mining operations; Bitcoin price volatility; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Juliet Ye, Head of Communications

Cango Inc.

Email: ir@ecohash.com

Christensen Advisory

Tel: +852 2117 0861

Email: cango@christensencomms.com

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CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in US dollar (“US$”), except for number of shares)

	As of December 31, 2025	As of June 30, 2026
	US$	US$

ASSETS:
Current assets:
Cash and cash equivalents	41,243,627	10,121,719
Crypto currencies	42,545	12,892,900
Accounts receivable, net	1,661,702	1,818,814
Accounts receivable, net - related parties	1,064,440	-
Prepayments and other current assets, net	6,835,599	54,208,544
Other current assets, net - related party	74,270,770	42,108,750
Total current assets	125,118,683	121,150,727

Non-current assets:
Mining machines, net	248,745,505	58,699,566
Property, plant and equipment, net	18,797,925	22,290,496
Intangible assets, net	292,836	277,744
Operating lease right-of-use assets, net	2,079,937	1,764,239
Receivable for bitcoin collateral, net - non-current - related party	662,968,814	61,485,537
Other non-current assets, net	68,025,983	21,761,273
Other non-current assets, net - related party	6,955,650	6,955,650
Total non-current assets	1,007,866,650	173,234,505
TOTAL ASSETS	1,132,985,333	294,385,232

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	-	8,032,711
Accrued expenses and other current liabilities	82,329,075	22,954,250
Accrued expenses and other current liabilities - related parties	5,025,566	1,184,368
Income tax payable	88,792,503	88,361,704
Short-term lease liabilities	573,959	559,170
Total current liabilities	176,721,103	121,092,203

Non-current liabilities:
Long-term debts - related party	557,567,671	31,227,904
Deferred tax liability	1	1
Long-term operating lease liabilities	1,655,272	1,336,517
Convertible Note	-	9,984,086
Total non-current liabilities	559,222,944	42,548,508
Total liabilities	735,944,047	163,640,711

Shareholders’ equity
Ordinary shares	44,171	49,796
Treasury shares	(103,424,568)	(104,429,322)
Additional paid-in capital	1,135,958,943	1,213,346,273
Accumulated deficit	(635,537,260)	(978,222,226)
Total Cango Inc.’s equity	397,041,286	130,744,521
Total shareholders’ equity	397,041,286	130,744,521
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,132,985,333	294,385,232

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CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in US dollar (“US$”), except for number of shares)

	For three months ended June 30		For six months ended June 30
	2025	2026	2025	2026
	US$	US$	US$	US$

Revenues	139,836,585	50,780,771	283,990,631	152,781,755
Bitcoin mining income	138,125,669	47,427,558	282,269,981	145,871,438
Other revenues	1,710,916	3,353,213	1,720,650	6,380,443
Other revenues from related parties	-	-	-	529,874
Operating cost and expenses:
Cost of revenue (exclusive of depreciation shown below)	112,786,283	50,694,280	225,447,985	150,273,065
Cost of revenue (depreciation)	21,849,482	16,930,355	43,194,326	46,302,554
General and administrative	2,986,487	7,788,237	13,014,756	14,337,583
General and administrative - related parties	-	647,653	-	1,295,306
Provision (Net recovery) for credit losses	920,228	(221,528)	1,209,459	(1,201,281)
Impairment loss from mining machines	256,856,570	42,861,871	256,856,570	91,900,419
(Gain) Loss on changes in fair value of crypto assets	(78,450,881)	4,148,957	(51,715,376)	155,987,387
Loss on disposal of mining machines	-	8,546,085	-	28,853,297
Total operation cost and expense	316,948,169	131,395,910	488,007,720	487,748,330

Loss from operations	(177,111,584)	(80,615,139)	(204,017,089)	(334,966,575)
Interest income	696,981	11	991,173	2,145
Interest expense	(2,053,009)	-	(3,363,606)	-
Interest expense - related party	-	(597,032)	-	(7,299,899)
Foreign exchange (loss) gain, net	19,702	120	(7,988)	(512)
Other income	114,123	-	226,993	-
Other expense	(78,095)	-	(78,095)	-
Net loss before income taxes	(178,411,882)	(81,212,040)	(206,248,612)	(342,264,841)
Income tax benefit (expenses)	1,581,658	(420,125)	1,150,475	(420,125)
Net loss from continuing operations	(176,830,224)	(81,632,165)	(205,098,137)	(342,684,966)

Discontinued operations:
Loss from discontinued operations	(125,915,027)	-	(129,822,040)	-
Income tax expense	(32,646,978)	-	(32,646,978)	-
Net loss from discontinued operations	(158,562,005)	-	(162,469,018)	-

Net loss attributable to Cango Inc.’s shareholders	(335,392,229)	(81,632,165)	(367,567,155)	(342,684,966)
Losses per ordinary share:
Basic
Discontinued operations	(7.41)	-	(7.70)	-
Continuing operations	(8.26)	(1.99)	(9.73)	(8.91)
Basic	(15.67)	(1.99)	(17.43)	(8.91)
Diluted
Discontinued operations	(7.41)	-	(7.70)	-
Continuing operations	(8.26)	(1.99)	(9.73)	(8.91)
Diluted	(15.67)	(1.99)	(17.43)	(8.91)
Weighted average shares used to compute losses per ordinary share:
Basic	21,408,969	41,021,969	21,084,595	38,455,840
Diluted	21,408,969	41,021,969	21,084,595	38,455,840

Other comprehensive income, net of tax
Release accumulated other comprehensive loss	44,270,340	-	44,270,340	-
Foreign currency translation adjustment	10,583,883	-	5,304,633	-

Total comprehensive loss	(280,538,006)	(81,632,165)	(317,992,182)	(342,684,966)
Total comprehensive loss attributable to Cango Inc.’s shareholders	(280,538,006)	(81,632,165)	(317,992,182)	(342,684,966)

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CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in US dollar (“US$”)

	For three months ended June 30		For six months ended June 30
	2025	2026	2025	2026
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$	US$	US$	US$

Net loss	(335,392,229)	(81,632,165)	(367,567,155)	(342,684,966)
Less: Discontinued operations:
Loss from discontinued operations	(125,915,027)	-	(129,822,040)	-
Income tax expense	(32,646,978)	-	(32,646,978)	-
Loss on discontinued operations	(158,562,005)	-	(162,469,018)	-
Net loss from continuing operations	(176,830,224)	(81,632,165)	(205,098,137)	(342,684,966)

Add: Interest expense	2,053,009	597,032	3,363,606	7,299,899
Add: Income tax expenses (benefit)	(1,581,658)	420,125	(1,150,475)	420,125
Add: Depreciation	21,851,200	16,930,355	43,201,199	46,319,358
Cost of revenue	21,849,482	16,930,355	43,194,326	46,302,554
General and administrative	1,718	-	6,873	16,804

Add: Impairment loss from mining machines	256,856,570	42,861,871	256,856,570	91,900,419
Add: Loss on disposal of mining machines	-	8,546,085	-	28,853,297
Add: Other expenses	78,095	-	78,095
Less: Other income	114,123	-	226,993	-

Add: Share-based compensation expenses	152,674	1,553,214	3,697,862	3,089,509
General and administrative	152,674	1,553,214	3,697,862	3,089,509

Non-GAAP adjusted EBITDA	102,465,543	(10,723,483)	100,721,727	(164,802,359)
Non-GAAP adjusted EBITDA attributable to Cango Inc.’s shareholders	102,465,543	(10,723,483)	100,721,727	(164,802,359)

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